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                                                             Filed by:  QLT Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company: Atrix Laboratories, Inc.
                                                     Commission File No. 0-18231


The following is a copy of "FAQs" that will be made available by QLT Inc. ("QLT") on its website in connection with QLT's proposed acquisition of Atrix Laboratories, Inc.

GENERAL/FINANCIAL

1)    WHY IS QLT DOING THIS DEAL?

      One of QLT's primary goals has been to expand our pipeline through in-licensing and/or acquisition. The combined company provides multiple partnered commercial or near commercial products and a strong, diverse revenue base, a robust pipeline of proprietary and partnered programs and the financial resources to grow faster and create sustainable shareholder value beyond what either company could have achieved independently.

2)    WHAT ARE THE KEY TERMS OF THE DEAL?

      -     One share of QLT and US$14.61 cash, for each share of Atrix.

      - QLT's Board size to expand from 8 to 10 members, the additional 2 members to be designated by Atrix's board of directors

      -     Deal is subject to regulatory and shareholder approval


3)    HOW MUCH CASH WILL YOU HAVE IN THE BANK AS A RESULT OF THIS DEAL?

      We expect to have over $300M in cash.

4)    WHY DIDN'T YOU USE MORE CASH?

      The additional capital will allow us to continue to pursue external opportunities to further fill our pipeline while also ensuring that we maintain a healthy cash position.

5)    HOW DID THIS DEAL COME ABOUT?

      We have been searching for the perfect partnering opportunities for some time, and we have shared our criteria with you, including: areas of focus: ocular, oncology, dermatology, and urology, ability to be accretive as early as possible, diversification of pipeline and diversification of risk. After many years of searching, Atrix represented a


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      perfect fit to create a combined global healthcare company with the potential to market our own products, as well as having all the above attributes.

6)    HOW MANY EMPLOYEES ARE AT ATRIX?

      Approximately 170 employees.

7)    WILL THERE BE LAYOFFS?

      Both companies are lean, and we think we will need most everybody, there may be a few overlaps, but none that stand out immediately. We do see opportunities for streamlining certain processes and utilizing our combined headcount to accelerate clinical and preclinical programs.

8)    WHAT CHANGES ARE EXPECTED AT THE SENIOR MANAGEMENT LEVEL?

      David Bethune will join the board as non-executive vice chairman, and work with Paul on integration issues, for a period of at least three months.. So far we see lots of complementarities at the senior level, and the combined company will benefit from this. The process of integration will help us identify if management synergies exist.

9)    WHAT WILL HAPPEN TO YOUR CURRENT DEVELOPMENT PIPELINE?  AND ATRIX'S
      PIPELINE?

      Our combined research and development portfolio is expected to give us greater capacity to advance our programs faster with the ability to put more resources towards current and future programs. We will review and prioritize our combined pipeline on an ongoing basis to ensure we are advancing those programs that are most promising.

10)   WHAT ARE THE TIMELINES FOR ATRIX'S PRODUCTS?

      The current timelines for near-term products are as follows:

      -     Eligard 6 month depot - NDA filed Q104 (6-9 months ahead of TAP)

      -     Atrisone - expected to file NDA Q304

      - Octreotide - completed 20 patient Phase I PK study, plan to start Phase II in 2004

      There are also potential ongoing opportunities to partner with large pharmaceuticals and biotechnology companies with Atrix's unique drug delivery platforms, specifically, Atrigel, a unique drug-delivery platform technology.

      Additional approvals are expected this year in the generic dermatology collaboration with Sandoz.

11)   WHAT KIND OF FIT DO THESE TWO COMPANIES HAVE?

      - Two profitable companies with immediate revenue diversification and growth opportunities with products, pipeline and platform.

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      -     Capability of faster growth combined potential to create more value as one entity than could have been achieved independently.

      -     Therapeutic fit in oncology/urology, dermatology and ocular

      - Complementary operational skills in all areas, adding critical mass and speed, and assets with enhanced manufacturing and formulation capabilities.

12)   WHAT KINDS OF SALES GROWTH CAN WE EXPECT TO SEE FROM THIS NEW COMPANY?

      Atrix's products and pipeline could contribute significantly to QLT revenues by adding up to 40% of revenues for the combined company by 2008.

      Over the long-term, we are targeting a cash EPS compound annual growth rate of 20%-25%.

13)   WHAT CAN WE EXPECT WITH R&D COSTS?

      Our combined research and development portfolio will give us greater capacity to advance our programs faster with the ability to put more resources towards current and future programs.

      We are targeting a gross R&D spend of approximately $75M-$85M and net R&D (net of partner funding) of approximately $60M-$70M in 2006.

      We will prioritize our pipeline on an ongoing basis.

14)   WHEN DO YOU PLAN TO FILE YOUR S-4?

      The S-4 will be filed in approximately one month and we expect the deal to close by the end of 2004.

15) WHY DO YOU THINK THIS DEAL IS MORE BENEFICIAL TO SHAREHOLDERS THAN REMAINING INDEPENDENT?

      One of QLT's primary goals has been to expand our pipeline though partnering. This is a perfect partnership of two companies. The combined company provides multiple partnered commercial or near commercial products and a strong, diverse revenue base, a robust pipeline of proprietary and partnered programs and the financial resources to grow faster and create sustainable shareholder value beyond what we believe either company could have achieved independently.

16)   WHAT PRODUCTS DO YOU SEE AS MOST PROMISING?  WHAT ARE YOU MOST
      EXCITED ABOUT?

      In the near-term, we continue to focus on the strong growth of Visudyne specifically for occult & minimally classic in the U.S., Japan launch and additional reimbursement in EU



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      for occult; the expected approval for the 6-month formulation of Eligard
      (which we expect to be ahead of the competition by at least 6 to 9 months) and the NDA filing for Atrisone in Q304 for the treatment of mild to moderate acne.

      Octreotide and QLT0074 are two of the highlights from the proprietary development pipeline. Octreotide demonstrated superior bioavailability over competition (Sandostatin) for carcinoid syndrome with a potential additional application in diabetic retinopathy. QLT0074, our second-generation photosensitizer, is being developed in multiple applications including BPH, alopecia and acne. Results are expected at the end of this year for BPH and alopecia.

      We are very excited about the partnering opportunities using the drug delivery platform. This platform provides powerful opportunities for the delivery of small molecules and proteins in multiple areas, including systemic subQ delivery, topical delivery, and potentially intraocular delivery.

17)   DO YOU PLAN TO DIVEST PORTIONS OF THE BUSINESS THAT ARE NOT DEEMED 'CORE'?

      One of the strengths of the transaction is that it gives us the flexibility to out-license or in-license programs to best maximize shareholder value. Everything in this combined company has been identified by QLT in every investor presentation it has made as core. This is such a great fit.

19)   WHERE HAS ELIGARD BEEN APPROVED?  WHO ARE THE MARKETING PARTNERS?

      Eligard is approved in the U.S., Canada, Germany, Australia, Argentina and Mexico.

      Partners are as follows:
             JURISDICATION                 PARTNER

      U.S. & Canada                Sanofi-Synthelabo
      EU                           Yamanouchi co-marketing
                                         with MediGene AG
      Australia & New Zealand      F.H. Faulding & Co. Ltd.
      Latin America & Mexico       Tecnofarma
      Brazil                       Boisintetica
      Japan                        Sosei/Nippon Organon
      South Korea                  Han All Pharmaceutical
      South African                Key Oncologics Ltd.


20)   WHAT SYNERGIES WILL YOU REALIZE THROUGH THE COMBINATION OF THE TWO
      COMPANIES?

      We expect some cost efficiencies and there are obvious reductions such as in the costs of having one set, instead of two sets, of public company expenses. However, overall the


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      combined company is extremely complementary bringing a growing revenue base with commercial products, a robust pipeline, a unique drug delivery platform, enhanced manufacturing and formulation capabilities and the financial resources to grow faster and create value ---- and that is what this deal is about, more than simply achieving synergies.

21)   WHAT VALUE ARE YOU ASCRIBING TO THE LONG-TERM POTENTIAL OF THIS
      DEAL/WHY?

      We believe that the value of this opportunity comes from the products, pipeline and platform. The products will diversify our revenue stream and bring us additional resources to use towards our current and future pipeline.

FORWARD-LOOKING STATEMENTS

Certain statements on this web page constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements include statements relating to QLT's future financial and operating results and its proposed acquisition of Atrix, including QLT's expectation that the acquisition will be successfully completed, anticipated revenue, dilution and/or accretion, approval of products, scope of research and development commitments, expected synergies, timing of closing, and execution of integration plans and management and organization structure resulting from the proposed acquisition. Words such as "expects," "anticipates," "intends," "plans," "will," "believes," "seeks," "estimates," "should," "may," "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially.

There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements, including, but not limited to, the ability of the companies to obtain shareholder and regulatory approvals for the transaction or the risk that the proposed acquisition fails to close due to closing conditions not being satisfied, prevailing conditions in the capital markets or for any other reason, the reaction of customers, suppliers, marketing and collaboration partners and other third parties to the proposed acquisition and the risk that the businesses of the two companies suffer due to uncertainty, the potential inability of the two parties to successfully execute their integration strategies or achieve planned synergies, the diversion of management's time on acquisition-related issues, uncertainties regarding the two companies' future operating results, the risk that future sales of Visudyne(R) and Eligard may be less than expected, currency fluctuations in QLT's primary markets, uncertainty and timing of pricing and reimbursement relating to Visudyne(R), uncertainty regarding the outcome of the pending litigation against QLT and Atrix, the timing, expense and uncertainty associated with the regulatory approval process for products, the safety and effectiveness of the two companies' products and technologies, the ability of the companies' marketing partners to successfully market their respective products, Atrix's expectation of receiving royalties on sales of its products and its plans to manufacture certain of its products at its facility in Fort Collins, Colorado, the timing of new product launches


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by QLT, Atrix or their competitors, general competitive conditions within the biotechnology and drug delivery industry and general economic conditions, and other risks that are described in QLT's Annual Report on Form 10-K filed with the SEC on March 12, 2004, and its filings with Canadian securities regulatory authorities, or described in Atrix's Annual Report on Form 10-K filed with the SEC on March 3, 2004.

Forward-looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.

ADDITIONAL INFORMATION

In connection with QLT' s proposed acquisition of Atrix, QLT intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., 887 Great Northern Way, Vancouver, B.C., Canada, Attn: Investor Relations.

QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the acquisition. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT's 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.